

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 22, 2010

Mr. Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, CANADA M5J 2S1

> **Re:**   **Barrick Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Response Letter Dated December 11, 2009**
> **File No. 001-09059**

Dear Mr. Sokalsky:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief